

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 13, 2017

Paul M. Rady
Chief Executive Officer
Antero Resources Midstream Management LLC
1615 Wynkoop Street
Denver, CO 80202

> **Re:** **Antero Resources Midstream Management LLC**
> **Registration Statement on Form S-1**
> **Filed March 28, 2017**
> **File No. 333-216975**

Dear Mr. Rady:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Organizational Structure

Management, page 15

1. Please provide the following information to clarify the company's assessment of the power criterion in accordance with ASC 810-10-25-38 with respect to Antero Midstream Partners LP:

   - We note from your responses your determination that the most significant activities of Antero Midstream are "capital investment decisions and long-term growth projects associated with its gathering, compression and water systems." Please explain to us in greater detail the individual decisions you identified that relate to the capital investment and long-term growth activities. In addition, explain to us your consideration of decisions related to operation of existing systems and to financing activities in evaluating whether they represent ones that most significantly impact the economic performance of the Antero Midstream.

- With respect to your analysis of the power criterion in ASC 810-10-25-38A(a), please identify for us the party that makes the decision or controls the individual activities or groups of activities discussed above. Tell us how you considered the contractual obligations to develop assets in accordance with the agreements with Antero Resources. Address the contractual decision making role of Antero Resources, AMP GP, and the shared officers and directors as well as the ability of AMGP or Antero Resources to select, confirm, and replace the shared officers and directors within your analysis to determine which party has the ultimate ability to control each of the activities or groups of activities identified.

- To the extent that the individual activities identified are directed by multiple parties, please describe to us how you consider which party has the power to direct the activities that most significantly impact the performance of Antero Midstream.

Estimated Cash Available for Distribution Based upon Adjusted EBITDA of Antero Midstream Partners LP, page 76

2. We have reviewed your revisions in response to comment 5, including the line item titled "Borrowings and retained cash flow to fund expansion capital expenditures" in the table on page 78, and have the following comments:

- Please define "retained cash flow from operations." In doing so, tell us whether this represents cash flow generated in the twelve-month period ending June 30, 2018, cash flow generated during the six-month period ended June 30, 2017, estimated cash balance at June 30, 2017, or a different metric.

- Based on your response to the above bullet point, please tell us why it is appropriate to include the $129 million of retained cash used to partially fund your expansion capital expenditures as a cash inflow that is distinct from the cash generated from operations that is already included in Adjusted EBITDA.

- If "retained cash flow from operations" represents all or a portion of your estimated cash balance at June 30, 2017 resulting from cash flow generated from operations through such date, please address the following:

  o Please present this cash inflow on a separate line item and provide investors with insight as to how that amount is derived and the assumptions surrounding the estimate.

   o Please tell us whether you established a cash reserve during the 6-month period ended June 30, 2017 to fund this portion of the capital expenditures, and if so, please disclose this and its impact on cash distributions during that period.

<u>Antero Resources Midstream Management LLC Financial Statements for the Year Ended December 31, 2016</u>

<u>Note (2) Summary of Significant Accounting Policies</u>

<u>(c) Investment in Antero Midstream, page F-8</u>

3. We note your response to comment 7. Given the apparent degree of judgment needed for a general partner's contractual control over a MLP to be overcome by other factors when performing a VIE consolidation analysis, please revise your disclosure to more specifically identify the significant judgments and assumptions underlying your conclusion that Antero Resources is the primary beneficiary of Antero Midstream. If the capital investment decisions and long-term growth projects of Antero Midstream are the activities that most significantly impact its economic performance, and if you concluded that Antero Resources rather than the general partner controls these activities and there is limited opportunity for long-term growth outside of the relationship with Antero Resources, you should explain this in more detail so that investors better understand why the general partner does not consolidate Antero Midstream. Include in these disclosures more detail of how the contracts in place between Antero Resources and Antero Midstream affect control. Additionally, please ensure that disclosures about the general partner's relationship to Antero Midstream outside of the financial statements also convey the unique practical constraints placed on the general partner's control over Antero Midstream to convey a consistent message to your investors that Antero Resources rather than the general partner has effective control over the activities that most significantly impact Antero Midstream's economic performance.

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Yong Kim, Staff Accountant, at (202) 551-3323 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Attorney Adviser, at (202) 551-3342, or me at (202) 551-3720 if you have questions regarding the comments.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products